Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                      (303) 422-8127 Fax (303) 431-1567

                                January 13, 2006


VIA FACSIMILE:  (202) 504-2474
Securities & Exchange Commission
Attn: Keira Ino
Mail Stop 6010
450 5th St. N.W.
Washington, D.C. 20549

Re:      Health Partnership, Inc. 10KSB 12/31/2004 File No. 000-28711

Dear Ms. Ino:

         In response to your comment letter dated December 22, 2005, the company responds to the numbered comments in sequence as follows:

                  1) In response to Comment #1, the company believes that the debt extinguishment and asset write-off meets the criteria in paragraph 19-24 of APB 30 as amended by paragraph 7 of S FAS 145, as extraordinary items because;

          a) the business was discontinued and there were no operations at the time of the write-off


          b) the event was non-recurring, not in the ordinary course of business

         (Note cited from Miller GAAP Guide Level A CCH (C) 2006) "APB 26 states as follows:

                    Under  APB-26,  all  extinguishments  of debt are  basically
               alike,  and  accounting  for  such   transactions  is  the  same,
               regardless of the method used to achieve the extinguishment (APB-26, par.19). Therefore, in terms of gain or loss recognition, there is no difference in accounting for an extinguishment of debt by (a) cash purchase, (b) exchange of stock for debt, (c) exchange of debt for debt, or (d) any other method.

                    Gain or loss on the extinguishment of debt is the difference between the reacquisition price and the net carrying amount of the debt on the date of the extinguishment (APB-26, par. 20)"

           Miller supra (C) 16.02 "The authoritative literature carefully defines when debt has been extinguished and generally requires any gain or loss on extinguishments of debt to be included in the determination of net income in the period of the extinguishment transaction."

         The company felt that it was complying with APB 26 above and the concept embodied in the second quote for Miller GAAP Guide Level A CCH @ 2006 by Williams & Carcello, by showing the extraordinary items as income/expense. The company is of the belief that to show it any other way would be misleading, and this counsel knows of SEC enforcement actions brought because companies failed to classify income items as "extraordinary or non-recurring", which resulted in overstatements of income, which was deemed fraudulent by SEC.

                  The company considered the statement contained in Miller, supra (C) 16.02 that "The rescission of FAS-4 and FAS-64 eliminated the former requirement (emphasis added) that gains and losses from the extinguishments of debt be presented as an extraordinary item....on the face of the income  statement."

     While it may not be a "requirement" we believe that to present the extraordinary items as if it were normal income, would be misleading, so the company chose to present it, in the most revealing context for disclosure purposes.

     Please note that this does not change the "Net income/loss" (regardless of the presentation), in the Statement of Operations. We also provide copies of pages 16.04 and 16.05 of Miller supra, attached hereto which we have placed a bracket and * next to the authoritative items dealing with this issue of debt extinguishment.

     We believe this fully supports the company's presentation in the Income Statement.

         2) In response to Comment #2, James Clark had accrued $369,000 in salaries for services as CEO of the Registrant, which was carried in prior periods as an account payable on the balance sheet registrant. Mr. Clark, in consideration of the receipt of $10,000 in cashier's funds executed a release of the balance of the salary accrual, thereby extinguishing the debt. All of the citations cited in response to #1 above are applicable herein justifying the treatment under GAAP.

         However, we are not entirely sure we understand the direction of your comment, since you refer to page F-6, Note 1. If you are alluding to the last 2 sentences on the page under "Other Comprehensive Income", on our review of that language, if that is what you are referring to, the company is willing to modify that language, by an amendment to read:

         "The company has no material components of other  comprehensive  income
(loss), except extinguishment of debt and write offs, as shown in the Statement of Operations, and accordingly net Income/Loss is equal to comprehensive Income/Loss in the period."

     If this language amendment is what will satisfy this comment please let us know, and we will so amend. If we have misunderstood the comment, please call me to discuss. We hope this sufficiently responds to your comments.



                                   Sincerely,


                                   Michael A. Littman
                                   /s/Michael A. Littman
MAL:sw